EXHIBIT 23.2

Consent of Independent Auditors

We consent to the use of our report dated July 16, 2004, with respect to the financial statements of Point Lisas Nitrogen Limited, included in Mississippi Chemical Corporation's Amendment No. 1 to its Annual Report on Form 10-K/A for the year ended June 30, 2004.

/s/ Ernst & Young
ERNST & YOUNG

Port of Spain,
TRINIDAD

October 4, 2004